ASSISTANT SECRETARY’S CERTIFICATE

The undersigned, being duly elected as Assistant Secretary of the Commerce Funds (the “Trust”), an investment company registered under the Investment Company Act of 1940, as amended, hereby certifies that (i) the attached resolutions are true and correct copies of the resolutions adopted by a majority of the disinterested Trustees at a meeting of the Board of Trustees of the Trust held on February 20, 2018; and (ii) these resolutions have not been amended and or modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 8th day of March, 2018.

/s/ Joseph McClain
Joseph McClain
Assistant Secretary

RESOLVED, that a fidelity bond naming the Trust as an insured is hereby authorized in the amount of $1,900,000 for an additional period extending through July 1, 2018;

FURTHER RESOLVED, that the proper officers of the Trust are hereby authorized to extend the term of said bond with the current carrier;

FURTHER RESOLVED, that the proper officers of the Trust are hereby authorized to pay the Trust’s total premium payable with respect to such bond as discussed at this meeting;

FURTHER RESOLVED, that the proper officers of the Trust are hereby authorized to increase the amount of the fidelity bond coverage from time to time to enable the Trust to remain in compliance with the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder; and

FURTHER RESOLVED, that Joseph McClain is hereby designated as the officer of the Trust responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

91533871.1

PREMIUM BILL

Insured:	THE COMMERCE FUNDS	Date: 02/28/2018

Producer:	LOCKTON COMPANIES, LLC 444 W 47TH ST STE 900 KANSAS CITY, MO 64112-1905

Company:	Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number:   6801-9289

Policy Period:      March 17, 2017 to July 1, 2018

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO 6801-9289

Product	Effective Date	Premium
AMP	03/17/18	$28,590.00

* For Kentucky policies, amount displayed includes tax and collection fees.

TOTAL POLICY PREMIUM	$28,590.00
TOTAL INSTALLMENT PREMIUM DUE	$28,590.00

Form 26-10-0426 (Ed. 2/98)

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of this endorsement/rider: March 17, 2018	Federal Insurance Company

Endorsement/Rider No. 14

To be attached to and form a part of Policy No. 6801-9289

Issued to:  THE COMMERCE FUNDS

AMEND ITEM 2. OF DECLARATIONS – POLICY PERIOD ENDORSEMENT

In consideration of premium charged, it is agreed that the Policy is amended by deleting ITEM 2. of the Declarations and replacing it with the following:

ITEM 2.      Policy Period:

(A)	Inception Date:	March 17, 2017
(B)	Expiration Date:	July 1, 2018
at 12:01 a.m. both dates at the Address in ITEM 1.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-14306 (06/2008)	Page 1

PREMIUM BILL

Insured:	THE COMMERCE FUNDS	Date: February 27, 2018

Producer:	LOCKTON COMPANIES, LLC

Company:	FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE:	PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
March 1, 2018	81458609	Policy Extension		$ 1,592
To
July 1, 2019

0% Commission
			TOTAL	$ 1,592

FEDERAL INSURANCE COMPANY

Endorsement No.: 5

Bond Number: 81458609

NAME OF ASSURED: THE COMMERCE FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from 12:01 a.m. on	March 1, 2018
		to 12:01 a.m. on	July 1, 2018

This Endorsement applies to loss discovered after 12:01 a.m. on March 1, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 27, 2018	By
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

PREMIUM BILL

Insured:	THE COMMERCE FUNDS	Date: 02/27/2018

Producer:	LOCKTON COMPANIES, LLC 444 W 47TH ST STE 900 KANSAS CITY, MO 64112-1905

Company:	Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number:     8247-1229

Policy Period:       March 17, 2017 to July 1, 2018

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO 8247-1229

Product	Effective Date	Premium
CYBSEC	03/17/18	$3,343.00

*	For Kentucky policies, amount displayed includes tax and collection fees.

TOTAL POLICY PREMIUM	$3,343.00
TOTAL INSTALLMENT PREMIUM DUE	$3,343.00

Form 26-10-0426 (Ed. 2/98)

ENDORSEMENT/RIDER

Coverage Section: CyberSecurity by Chubb Policy (Federal)

Effective date of this endorsement/rider: March 17, 2018	Federal Insurance Company

Endorsement/Rider No. 15

To be attached to and form a part of Policy No. 8247-1229

Issued to: THE COMMERCE FUNDS

AMEND POLICY PERIOD ENDORSEMENT

In consideration of the premium charged, it is agreed that Item 2., POLICY PERIOD, of the Declarations of this policy is deleted and replaced with the following:

Item 2.	POLICY PERIOD:	Inception Date	March 17, 2017
		Expiration Date	July 1, 2018
At 12:01 A.M. standard time at the Address in Item 1.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-14937 (02/2009)	Page 1

LOCKTON COMPANIES, LLC

ATTN: LaVonda Alleman

444 W 47TH ST STE 900

KANSAS CITY, MO 64112

INSURED:	THE COMMERCE FUNDS
PRODUCT:	DFIBond
POLICY NO:	81458609
TRANSACTION:	ENDT_CORR

FEDERAL INSURANCE COMPANY

Endorsement No.: 5

Bond Number:	81458609

NAME OF ASSURED: THE COMMERCE FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from 12:01 a.m. on	March 1, 2018

		to 12:01 a.m. on	July 1, 2018

This Endorsement applies to loss discovered after 12:01 a.m. on March 1, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 27, 2018